Exhibit 99.1

PRF Technologies Announces FDA Clearance of IND Application for
OcuRing™-K Phase II Clinical Trial

Milestone supports advancement of PRF’s drop-less ocular drug-delivery platform into next-stage
U.S. clinical development for post-cataract pain and inflammation

Tel Aviv – April 28, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”), a clinical-stage specialty pharmaceutical company focused on reformulating established therapeutics for post-operative pain management, together with its majority-owned subsidiary LayerBio, Inc., today announced that the U.S. Food and Drug Administration has cleared the Company’s Investigational New Drug (“IND”) application for OcuRing™-K, enabling the initiation of a Phase II clinical trial in patients undergoing cataract surgery.

The IND clearance marks an important regulatory milestone for PRF and advances the Company’s strategy to develop OcuRing™-K as a drop-less, sustained-release therapy designed to address pain and inflammation following cataract surgery.

OcuRing™-K is a patent-protected, bio-erodible intraocular ring designed to deliver ketorolac through a single intraoperative application. The platform is intended to provide sustained, localized drug release at the surgical site, potentially eliminating the need for complex post-surgical eye-drop regimens that can burden patients and contribute to inconsistent compliance.

Ehud Geller, Executive Chairman of PRF Technologies, commented, “FDA clearance of the IND for OcuRing™-K is a meaningful milestone for PRF and an important step in advancing our ophthalmic drug-delivery strategy. We believe OcuRing™-K has the potential to address a clear unmet need in cataract surgery by offering a drop-less, inside-the-eye, sustained-release approach designed to improve treatment consistency and simplify post-operative care. This IND clearance reflects the progress of the program to date and allows us to move into Phase II clinical development in the United States.”

Following IND clearance and completion of trial-startup activities, PRF plans to initiate a multi-center Phase II clinical trial in the United States, with patient enrollment expected to begin in the second half of 2026. The study is expected to evaluate endpoints related to pain reduction, inflammation control, and overall safety.

Cataract surgery is one of the most commonly performed surgical procedures worldwide, yet post-operative recovery often still depends on weeks of topical steroid and NSAID eye drops. PRF believes OcuRing™-K’s sustained-release, intraoperative approach may offer a differentiated alternative by improving drug-delivery consistency, reducing dosing burden, and supporting better patient adherence. PRF has previously highlighted that the broader LayerBio ocular platform may also support additional ophthalmic applications over time, including other NSAID, steroid, antibiotic, and anti-VEGF opportunities.

Through its majority ownership of LayerBio, Inc., PRF believes it is building a differentiated ophthalmic platform with the potential to expand across multiple product candidates and indications, while creating an additional long-term value driver within its broader healthcare portfolio.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption - particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the development plan for OcuRing-K and the timing of enrollment in a Phase II clinical trial. F. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Chairman
PRF Technologies Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com